Exhibit 99.2

MEDIWOUND LTD. AND ITS SUBSIDIARIES

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2015

IN U.S. DOLLARS IN THOUSANDS

UNAUDITED

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,		December 31,
	2015	2014	2014
	Unaudited		Audited
CURRENT ASSETS:
Cash and cash equivalents	13,777	20,816	25,422
Short-term bank deposits	41,457	52,762	39,431
Trade receivables	123	14	64
Inventories	1,773	1,311	1,421
Other receivables	1,961	2,550	2,159

	59,091	77,453	68,497
LONG-TERM ASSETS:
Long term deposits and deferred costs	249	161	168
Property, plant and equipment, net	1,066	1,204	1,088
Intangible assets, net	908	966	951
Other assets	-	417	417

	2,223	2,748	2,624

	61,314	80,201	71,121
CURRENT LIABILITIES:
Trade payables	997	1,264	1,214
Other payables	2,891	1,839	2,683

	3,888	3,103	3,897
LONG-TERM LIABILITIES:
Liabilities in respect of Chief Scientist government grants net of current maturities	7,037	6,914	6,985
Contingent consideration for the purchase of treasury shares net of current maturities	16,729	17,753	17,361
Severance pay liability, net	7	3	7

	23,773	24,670	24,353
SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value:
Authorized: 32,244,508 shares as of June 30, 2014, December 31, 2014 and June 30, 2015; Issued and Outstanding: 21,297,844, 21,550,300, and 21,765,800 shares respectively	60	59	59
Share premium	110,439	106,570	109,117
Foreign currency translation adjustments	(17)	(25)	(18)
Accumulated deficit	(76,829)	(54,176)	(66,287)

	33,653	52,428	42,871

	61,314	80,201	71,121

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands (except share data)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2015	2014	2015	2014	2014
	Unaudited				Audited
Revenues	232	89	165	39	259
Cost of revenues	1,006	893	831	723	2,785

Gross loss	(774)	(804)	(666)	(684)	(2,526)

Operating expenses:
Research and development, net of participations	2,891	2,826	1,494	1,361	5,349
Selling and marketing	4,631	3,725	2,547	2,110	8,829
General and administrative	1,738	2,263	859	996	4,723

Total operating expenses	(9,260)	(8,814)	(4,900)	(4,467)	(18,901)

Operating loss	(10,034)	(9,618)	(5,566)	(5,151)	(21,427)

Financial income	646	4,552	1,650	58	4,665
Financial expense	(737)	(1,698)	(216)	(936)	(2,113)

Loss from continuing operations	(10,125)	(6,764)	(4,132)	(6,029)	(18,875)
Income (loss) from discontinued operation	(417)	-	-	14	-

Loss for the period	(10,542)	(6,764)	(4,132)	(6,015)	(18,875)

Other comprehensive loss:
Items to be reclassified to profit or loss in subsequent periods:
Foreign currency translation adjustments	1	7	(* )	17	14

Total other comprehensive income	1	7	(* )	17	14

Total comprehensive loss	(10,541)	(6,757)	(4,132)	(5,998)	(18,861)

Basic and diluted loss per share:
Loss from continuing operations	(0.47)	(0.37)	(0.19)	(0.28)	(0.95)
Loss from discontinued operation	(0.02)	-	-	(* )	-
Net loss per share	(0.49)	(0.37)	(0.19)	(0.28)	(0.95)

Weighted average number of ordinary shares used in the computation of basic and diluted loss per share	21,611	18,524	21,672	21,298	19,940

(*)  Represents less than $ 0.01.

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Share capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total equity

Balance as of January 1, 2015	59	109,117	(18)	(66,287)	42,871
Loss for the period	-	-	-	(10,542)	(10,542)
Other comprehensive income	-	-	1	-	1

Total comprehensive income (loss)	-	-	1	(10,542)	(10,541)

Exercise of options	1	19	-	-	20
Share-based compensation	-	1,303	-	-	1,303

Balance as of June 30, 2015 (unaudited)	60	110,439	(17)	(76,829)	33,653

	Share capital		Share premium	Treasury shares	Foreign currency translation reserve	Accumulated deficit	Total equity

Balance as of January 1, 2014	11		62,229	(34,600)	(32)	(47,412)	(19,804)
Loss for the period	-		-	-	-	(6,764)	(6,764)
Other comprehensive income	-		-	-	7	-	7

Total comprehensive loss	-		-	-	7	(6,764)	(6,757)

Exercise of options	(*	)	208	-	-	-	208
Exercise of warrants	1		4,711	-	-	-	4,712
Issuance of shares, net	17		71,675	-	-	-	71,692
Effect of share split	32		(32)	-	-	-	-
Treasury shares cancellation	(2)		(34,598)	34,600	-	-	-
Share-based compensation	-		2,377	-	-	-	2,377

Balance as of June 30, 2014 (unaudited)	59		106,570	-	(25)	(54,176)	52,428

(*)           Represents less than $ 1.

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Share capital	Share premium	Foreign currency translation reserve		Accumulated deficit	Total equity

Balance as of April 1, 2015 (unaudited)	59	109,804	(17)		(72,697)	37,149

Loss for the period	-	-	-		(4,132)	(4,132)
Other comprehensive income	-	-	(*	)	-	(* )

Total comprehensive income (loss)	-	-	(*	)	(4,132)	(4,132)

Exercise of options	1	19	-		-	20
Share-based compensation	-	616	-		-	616

Balance as of June 30, 2015 (unaudited)	60	110,439	(17)		(76,829)	33,653

	Share capital	Share premium	Treasury shares	Foreign currency translation reserve	Accumulated deficit	Total equity

Balance as of April 1, 2014 (unaudited)	61	140,052	(34,600)	(42)	(48,161)	57,310
Loss for the period	-	-	-	-	(6,015)	(6,015)
Other comprehensive income	-	-	-	17	-	17

Total comprehensive loss	-	-	-	17	(6,015)	(5,998)

Treasury shares cancellation	(2)	(34,598)	34,600	-	-	-
Share-based compensation	-	1,116	-	-	-	1,116

Balance as of June 30, 2014 (unaudited)	59	106,570	-	(25)	(54,176)	52,428

(*)           Represents less than $ 1.

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Share capital	Share premium	Treasury shares	Foreign currency translation reserve	Accumulated deficit	Total equity

Balance as of January 1, 2014	11	62,229	(34,600)	(32)	(47,412)	(19,804)
Loss for the period	-	-	-	-	(18,875)	(18,875)
Other comprehensive income	-	-	-	14	-	14

Total comprehensive income (loss)	-	-	-	14	(18,875)	(18,861)

Exercise of warrants	1	4,711	-	-	-	4,712
Exercise of options	1	305	-	-	-	306
Cancellation of treasury shares	(2)	(34,598)	34,600	-	-	-
Effect of share split	32	(32)	-	-	-	-
Share-based compensation	-	4,827	-	-	-	4,827
Issuance of shares, net	16	71,675	-	-	-	71,691

Balance as of December 31, 2014	59	109,117	-	(18)	(66,287)	42,871

(*)           Represents less than $ 1.

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2015	2014	2015	2014	2014
	Unaudited				Audited
Cash flows from operating activities:
Net loss	(10,542)	(6,764)	(4,132)	(6,015)	(18,875)

Adjustments to reconcile net loss to net cash used in continuing operating activities:

Adjustments to profit and loss items:
Loss (income) from discontinued operation	417	-	-	(14)	-
Depreciation and amortization	230	254	115	137	492
Revaluation of warrants to shareholders	-	(4,491)	-	-	(4,491)
Share-based compensation	1,303	2,377	616	1,116	4,827
Revaluation of liabilities in respect of Chief Scientist government grants	(50)	326	(252)	185	87
Revaluation of contingent consideration for the purchase of treasury shares	(491)	1,234	(1,132)	648	612
Other financing expenses	53	(18)	(451)	(4)	226

	1,462	(318)	(1,104)	2,068	1,753
Changes in asset and liability items:
Decrease (increase) in trade receivables	(63)	(14)	(93)	2	(67)
Decrease (increase) in other receivables	(11)	(126)	(101)	(134)	186
Decrease (increase) in inventories	(496)	(1,312)	287	(503)	(1,421)
Increase (decrease) in trade payables	(208)	89	(103)	448	22
Increase (decrease) in other payables	408	682	565	(410)	1,909

	(370)	(681)	555	(597)	629

Net cash used in continuing operating activities	(9,450)	(7,763)	(4,681)	(4,544)	(16,493)

Net cash provided by discontinued operating activities	-	-	-	14	-

Net cash flows used in operating activities	(9,450)	(7,763)	(4,681)	(4,530)	(16,493)

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2015	2014	2015	2014	2014
	Unaudited				Audited

Cash Flows from Investing Activities:

Purchase of property and equipment	(169)	(284)	(108)	(210)	(366)
Purchase of intangible assets	-	-	-	-	(30)
Interest received	26	29	19	26	173
Net proceeds from (investments in) short term bank deposits	(1,896)	(50,262)	1,001	(52,762)	(36,931)

Net cash provided by (used in) investing activities	(2,039)	(50,517)	912	(52,946)	(37,154)

Cash Flows from Financing Activities:

Proceeds from exercise of options	20	208	20	-	306
Proceeds from issuance of shares and warrants, net of issuance expenses	-	71,824	-	(2,258)	71,824
Proceeds from the Chief Scientist government grants	75	27	75	15	345

Net cash provided by (used in) financing activities	95	72,059	95	(2,243)	72,475

Exchange rate differences on cash and cash equivalent balances	(251)	(16)	352	(35)	(459)
Increase (decrease) in cash and cash equivalents from continuing activities	(11,645)	13,763	(3,322)	(59,754)	18,828

Increase in cash and cash equivalents from discontinued activities	-	-	-	14	-

Balance of cash and cash equivalents at the beginning of the period	25,422	7,053	17,099	80,570	7,053

Balance of cash and cash equivalents at the end of the period	13,777	20,816	13,777	20,816	25,422

Non-cash activities:
Treasury shares cancellation against share premium	-	34,600	-	34,600	34,600
Exercise of cashless warrants into shares	-	4,709	-	-	4,709

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:         GENERAL

a.
General description of the Company and its operations:

MediWound Ltd. (the "Company" or "MediWound"), is a fully integrated biopharmaceutical company focused on developing, manufacturing and commercializing novel products to address unmet needs in the fields of severe burns, chronic and other hard to heal wounds and connective tissue disorders and others.

The Company's innovative biopharmaceutical product, NexoBrid, received marketing authorization from the European Medicines Agency, or the EMA, in December 2012 for removal of dead or damaged tissue, known as eschar, in adults with deep partial  and full thickness thermal burns. The Company launched NexoBrid in the European Union and in Israel through its own commercial organization and first generated initial sales in 2014.

b.
The Company has two wholly-owned subsidiaries: MediWound Germany GmbH, acting as EU marketing authorization holder and EU sales and marketing arm and MediWound UK Limited, an inactive company. In addition, the Company owns about 6.6% of Polyheal Ltd., a private life sciences company ("Polyheal").

c.
On March 25, 2014, the Company closed its initial public offering in the United States and listing on the NASDAQ Global Select Market ("the IPO") of 5,750,000 ordinary shares in the offering, including 750,000 additional shares to cover underwriters over-allotments, which was exercised on March 25, 2014 by the underwriters. As a result, the Company issued and sold a total of 5,750,000 ordinary shares at a price per share of $14.00 with aggregate gross proceeds of approximately $80,500. Under the terms of the offering, the Company incurred aggregate underwriting discounts of approximately $5,635 and expenses of approximately $3,173 in connection with the offering, resulting in net proceeds to us of approximately $71,692. Following the IPO the Company's securities are listed for trading on NASDAQ.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:         SIGNIFICANT ACCOUNTING POLICIES

 The following accounting policies have been applied consistently in the financial statements for all periods presented unless otherwise stated.

a.
Basis of presentation of financial statements:

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

b.
Basis of preparation of the interim consolidated financial statements:

The interim condensed financial statements for the six and three months ended June 30, 2015 have been prepared in accordance with IAS 34 "Interim Financial Reporting".

The interim condensed financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company's annual financial statements as of December 31, 2014 that were included in the Annual Report on Form 20-F filed on February 12, 2015.

NOTE 3:        CONTINGENT LIABILITIES

On September 15, 2014, a Statement of Claim was filed against the Company by some shareholders of Polyheal. The plaintiffs allege that the Company is obligated to pay them a total amount of $1,475 in exchange for their respective portion of PolyHeal's shares, following the commencement of a feasibility study for the next generation of the PolyHeal Product in November 15, 2012, which constituted a milestone under a buyout option agreement between the Company, PolyHeal and its shareholders.

On December 14, 2014, the Company filed its Petition for a Right to Defend, or the Petition, in which it: (i) rejected the arguments raised against it in the Statement of Claim; (ii) emphasized that its obligation under the 2010 Polyheal Agreement to purchase the 7.5% of Polyheal’s ordinary shares is subject to the consumption of the deferred closing, as defined in the buyout agreement, including the receipt of the funds from Teva on a “back to back” basis; and (iii) stated that since no such payment has been made by Teva, the Company is not subject to any obligation to purchase Polyheal shares and/or make any payments to Polyheal’s shareholders.

A hearing in the Company's Petition was held on February 16, 2015, in which the Court accepted the Company's Petition  and allowed it to file a statement of defense. The Company filed the statement of defense on July 6, 2015. A date for a preliminary hearing has not yet been scheduled.

Based on advice from its external legal counsels, the Company believes that it has substantive defenses against the claim. Accordingly, no provision was recorded in respect of this claim.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:        EQUITY

On January 1, 2015, the Company granted to certain employees options to purchase 57,000 ordinary shares under the "2014 Share Incentive Plan" (the "Plan") for an exercise price of $6.02 per share. The options are exercisable in accordance with the terms of the Plan, within 10 years from the date of grant and will vest over four years. The fair value of the options at the date of grant was estimated at $267.

On May 3, 2015, the Company granted to certain employees options to purchase 10,000 ordinary shares under the "2014 Share Incentive Plan" (the "Plan") for an exercise price of $6.73 per share. The options are exercisable in accordance with the terms of the Plan, within 10 years from the date of grant and will vest over four years. The fair value of the options at the date of grant was estimated at $39.

NOTE 5:	OTHER ASSETS

The Company has been acknowledged during the first quarter about certain changes in circumstances indicating that the carrying amount of its royalty rights arising from the Company's ownership of shares of Polyheal would not be recoverable. Accordingly, a full impairment of these royalty rights amounting to $417 was recorded within the loss from discontinued operation for the six months period ended June 30, 2015.